Exhibit 99.3

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION

For the Fourth Quarter and Fiscal Year Ended June 30, 2013

This Management Discussion and Analysis (“MD&A”) for Continental Energy Corporation (the "Company") has been amended as of 16 July 2014 to include additional disclosure regarding the Company's significant investment in certain Affiliates.

This MD&A is intended to supplement and complement the audited, consolidated financial statements for the year ended June 30, 2013 which were filed on April 23, 2013 (the "Report Date"), together with the Company's separate MD&A filings for the first three quarters of fiscal 2013 ended March 31, 2013.

All financial information has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

The Company is an emerging international energy investment company acquiring participating interests in oil, gas, and alternative energy projects, producers, and related services providers outside of North America.

HIGHLIGHTS OF THE FOURTH QUARTER

The “Past Quarter” ended June 30, 2013 marks the end of the Fourth Quarter of the Company’s annual fiscal year ended June 30, 2013. Significant events having material effect on the business affairs of the Company which have occurred during the three month period ended June 30, 2013 are summarized below:

Tawau Green Energy Sdn. Bhd (“TGE”)

On May 7, 2012, the Company entered into an option agreement and acquired 300,000 shares of TGE for 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the 1st anniversary of the agreement, May 7, 2013. The remaining MYR 3,000,000 of the investment was to be earned through the Company’s expenditures on a mutually agreed upon work program by the first anniversary of the agreement, or if not the Company must return an amount from its 300,000 TGE shares to the seller in proportion to the Company shortfall. By May 7, 2013, the Company had invested a total of $114,769 in TGE. On May 20, 2013, the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE.

Convertible Note

On May 21, 2013, the Company and the holder agreed (1) to amend the Convertible Note by extending the Maturity Date to September 21, 2013, (2) to extend the term of the Warrants to March 21, 2015, and (3) to reduce the exercise price of the Warrants to Eight Cents ($0.08).

Acquisition of Visionaire Energy

On June 4, 2013, the Company acquired a 51% shareholding stake in Visionaire Energy AS (“Visionaire”), a privately held Norwegian company. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with the shareholders of Visionaire. The Company issued 20 million of its common shares, representing a stake of 16.7% in the Company, in exchange for 51% of the authorized and outstanding shares of Visionaire. The principal assets of Visionaire are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS (“VTT”) and a 41% equity interest in RADA Engineering and Consulting AS (“RADA”). The shareholders, principals and management of Visionaire also hold senior management positions in VTT and RADA.

Appointment of New Director

On June 17, 2013, Johnny Christiansen joined the Company’s Board of Directors. Mr. Christiansen is the Founder and CEO of Visionaire Invest AS, a Norwegian investment company which owns a 49% stake in Visionaire Energy AS, of which he is also Chairman.

Visionaire’s New Board of Directors

On June 18, 2013, the Company’s CEO, Richard L. McAdoo and its CFO, Robert V. Rudman both joined the Board of Directors of Visionaire Energy AS. Current directors include Johnny Christiansen and Per Arne Lislien.

Share Purchase Warrants Activity

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – A total of 150,000 share purchase warrants were granted pursuant to a June 2013 private placement with an exercise price of $0.10 and a term expiring in three years from date of grant.

Expiry– A total of 1,350,000 share purchase warrants expired on June 30, 2013.

Amendments – The terms of 3,975,000 and 1,812,500 outstanding share purchase warrants having exercise prices of $0.07 and $0.12 and expiry date of December 31, 2013 and September 21, 2013 respectively, were modified to have an exercise price of $0.05 and $0.08 and expiry dates of December 31, 2015 and March 15, 2015 respectively.

Incentive Stock Options Activity

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Common Share Conversion Rights Activity

During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – There were no new common shares conversion rights issued.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues

During the Past Quarter, 20,300,000 new shares were issued.

Pursuant to a share swap agreement dated June 4, 2013, the Company issued a total of 20 million new common shares representing 16.7% of the total outstanding shares to Visionaire Invest AS, a privately held Norwegian corporation in exchange for 1,530 shares of Visionaire Energy AS representing a 51% equity ownership. The remaining 49% interest continues to be held by Visionaire Invest AS. The principal assets of Visionaire Energy AS are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway.

On June 28, 2013, a private placement was completed for 300,000 units for total proceeds of $15,000.Each unit consists of one common share of the Company and one-half share purchase warrant, with an exercise price of $0.10 per share and a term expiring in three years from the date of the grant.

SHAREHOLDING

As of June 30, 2013, the Company had 122,815,381 common shares issued and outstanding.

As of June 30, 2013, the Company had 15,800,000 unexercised stock options issued and outstanding. As of June 30, 2013, the Company had 11,555,500 unexercised warrants issued and outstanding.

As of June 30, 2013, the Company had Nil preferred shares issued and outstanding.

As of June 30, 2013, the Company was a borrower of a $250,000 note convertible into 5,000,000 common shares.

SUBSEQUENT EVENTS

The “Past Quarter” ended June 30, 2013 marks the end of the Fourth Quarter of the Company’s annual fiscal year ended June 30, 2013. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report include the following:

Joint Venture in Malaysia

On November 7, 2013, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company.

Results of Bengara-II Contract Bid Reported

On December 23, 2013, the Company announced that the bid it had submitted in February 2013 for a new Indonesian production sharing contract (PSC) for the Bengara-II Block was not successful. The Company's bid group was one of seven unsuccessful bidders. Indonesian oil and gas regulator, MIGAS, announced the winning bidder for the Bengara-II Block was PT Tansri Madjid Energi, an Indonesian coal mining company. The winning bid consisted of a firm work obligation of minimum value totalling US$ 51,750,000 which included drilling four exploration wells and conducting 2D and 3D seismic, to be carried out during the first three PSC contract years. Additionally, the winner bida cash signature bonus of US$ 2,500,000.

Convertible Promissory Note

On October 4, 2013, the Company and the holder of the convertible promissory note agreed to amend the note by extending the maturity date to November 15, 2013 and on December 12, 2013, the parties further agreed (1) to amend the note by extending the maturity date to January 31, 2014, and (2) to reduce the exercise price of the warrants from $0.08 to $0.05.On March 29, 2014, the parties further agreed to amend the note by extending the maturity date to April 30, 2014 and by extending the term of the warrants to December 31, 2015.

Promissory Note

On November 7, 2013, the Company issued a promissory note to a Malaysian company for proceeds of $100,000. The promissory note had a maturity date of May 15, 2014but was repaid in its entirety on March 14, 2014.

Private Placement

On July 25, 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one half share purchase warrant.

On October23, 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant.

On March 3, 2014, pursuant to a private placement agreement, the Company received proceeds of $750,000 for 15,000,000 common shares of the Company at $0.05 per common share. The Company is currently under cease trade orders of the British Columbia and Alberta Securities Commissions for failure to file its June 30, 2013 annual audited financial statements and subsequent quarterly financial statements. Closing of the private placement may occur only upon the cease trade order being rescinded. Until the Companyhas filed its past due financial statements and such time as the common shares can be issued, the Company has agreed with the subscriber that the $750,000 is considered an interest free loan to the Company.

Share Purchase Warrants Activity

Exercises - No outstanding share purchase warrants were exercised.

New Issues – During the period, a total of 2,550,000 new warrants were issued.

On July 25, 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one half share purchase warrant. The 250,000 warrants have a term of three years and an exercise price of $0.10 per common share.

On October 1, 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share.

On October 21, 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

Expiry – No share purchase warrants expired during this period.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Common Share Conversion Rights Activity

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – There were no new common shares conversion rights issued.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues

The Company issued 800,000 new common shares pursuant to a June and October private placement as described above.

SHAREHOLDING

As of this Report Date, the Company had 123,615,381 common shares issued and outstanding.

As of this Report Date, the Company had 15,800,000 unexercised stock options issued and outstanding. As of this Report Date, the Company had 14,105,500 unexercised warrants issued and outstanding.

As of this Report Date, the Company had Nil preferred shares issued and outstanding.

As of this Report Date, the Company was a borrower of a $250,000 note convertible into 5,000,000 common shares.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarter and Fiscal Year Ended June 30, 2013

The “Past Quarter” ended June 30, 2013 marks the end of the Fourth Quarter of the Company’s annual fiscal year ended June 30, 2013.

■	Selected Annual Information

The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the years ended June 30, 2013, 2012 and 2011. The Company’s annual consolidated financial statements are prepared in accordance with accounting policies consistent with IFRS.

	2013	2012	2011
	$	$	$
Sales	Nil	Nil	Nil
Income (Loss) for the Year	(700,115)	(1,846,559)	(1,893,765)
Income (Loss) per Share – Basic	(0.01)	(0.02)	(0.03)
Income (Loss) per Share – Diluted	(0.01)	(0.02)	(0.03)
Total Assets	896,627	298,144	44,484
Total Long-Term Liabilities	Nil	Nil	Nil
Dividends Declared	Nil	Nil	Nil

■	Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly financial statements prepared by management. Theseunaudited interimfinancial statements are prepared in accordance with accounting policies consistent with IFRS.

			Income (loss)	Basic and Diluted
			from Continued	Income (Loss) per
			Operations and	Share from Continued
			Net Income	Operations and Net
		Revenues	(loss)	Income (loss)
Period		$	$	$
4th	Quarter 2013	Nil	47,508	0.00
3rd	Quarter 2013	Nil	(446,450)	(0.01)
2nd	Quarter 2013	Nil	(144,702)	(0.00)
1st	Quarter 2013	Nil	(156,471)	(0.00)
4th	Quarter 2012	Nil	(208,463)	(0.00)
3rd	Quarter 2012	Nil	(1,198,449)	(0.01)
2nd	Quarter 2012	Nil	(127,534)	(0.00)
1st	Quarter 2012	Nil	(312,113)	(0.00)

Quarterly results will vary in accordance with the Company’s own business activities but also with the performance of the Company’s "Affiliates", Visionaire, VTT, and RADA, as further described in Note-4 of the Interim Financial Statements. The Company's uses the equity method of accounting for these Affiliates as also further described in the notes to the accompanying Interim Financial Statements.

The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the size and scope of the Company’s activity will increase.

Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized properties or assets when results indicate that no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

Non-cash costs such as share based payments expense and financing fees also affect the size of the Company’s quarterly income (loss).

■	Operations

Year ended June 30, 2013

Overall, the Company had a loss from operations during the year ended June 30, 2013 of $700,115 compared to $1,846,559 in the year ended June 30, 2012, a decrease in loss of $1,146,444. The Company had a loss per share of $0.01 in 2013 compared to a loss per share of $0.02 in 2012.

General and administrative expenses decreased by $862,146 from $1,501,366to $639,220 for the years ended June 30, 2012 and 2013, respectively. The decrease is primarily attributable tothe lower share-based payments expense of $52,250 compared to $692,182 in 2012 and financing fee of $nil compared to $160,994, as a result of the differences in the Company’s estimates for such items in the two years. The Company’s investor relations costs were also higher in 2012 due to the Company’s promotional activities at the time. The investor relations costs were $41,915 in 2012 and only $2,181 in 2013.

The overall loss was also higher in 2012 as a result of the Company’s issuance of shares in settlement of its accounts payable. This resulted in an additional loss of $368,000 during the year ended June 30, 2012. During the year ended June 30, 2013, the Company returned the 300,000 common shares of Tawau Green Energy Sdn. Bhd (“TGE”) acquired in fiscal 2012. The cost of such investment in TGE of $114,769was written off during fiscal 2013. During the year ended June 30, 2013, the Company also recorded income of $37,143 as a result of equity accounting for its investments in VTT and RADA.

All other costs remained consistent with the year ended June 30, 2012.

Three month period ended June 30, 2013

Overall, the Company had income from operations during the three month period ended June 30, 2013 of $47,508 (“Current Quarter”) compared to a loss of $208,463 in the three month period ended June 30, 2012 (“Comparative Quarter”), an increase in overall income or decrease in loss of $255,971. The Company had basic and diluted income per share of $0.00 in 2013 compared to a loss per share of$0.00 in 2012.

The decrease in loss or an increase in income is primarily attributable tothe change in the Company’s estimate related to share-based payments expense and finance fees – warrants during the Current Quarter. The Company revised its estimate for the fair value of the share-based payments expense from $152,880 to $52,250 and for financing fees – warrants from $154,352 to $nil in the Current Quarter. These revisions in estimates resulted in income of $254,982 compared to net expense of $26,157 resulting in overall additional income of $281,139. The Company also recorded income in the Current Quarter of $37,143 as a result of equity accounting for its investments in VTT and RADA.

The Company returned 300,000 common shares of TGE in its possession during the three months ended June 30, 2013, resulting in a write-off of such investment balance of $114,769 during the Current Quarter, offsetting the above income.

Most other costs remained consistent between the Current Quarter and the Comparative Quarter.

Liquidity

As at June 30, 2013, the Company’s consolidated financial statements reflect a working capital deficit of $744,691. As at June 30, 2012,the Company’s consolidated financial statements reflected a working capital deficit of $277,815.

Cash used in operating activities during the year ended June 30, 2013 totaled $189,464, compared with $628,375 in the prior year. Cash from investing activities during the year ended June 30, 2013 was $15,544 whereas there was $125,251 expended on such activities during the year ended June 30, 2012. The significantly greater cash outflow during the prior year was primarily due to the Company’s option agreement related to its investment in TGE.

Financing activities provided $42,948 primarily from the proceeds of a private placement. In the prior comparative period, a $750,000 private placement and a $250,000 convertible promissory note provided the funding for financing activities. The repayment of loans to related parties and certain promissory notes reduced the net proceeds to $889,170.

Capital Resources

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits and the Company’s success in the renewable energy sector. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With a working capital deficit of $744,691 as at June 30, 2013and additional anticipated cost commitments, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

Risks and Uncertainties

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties and other ventures.

The continued degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labor, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Segment Information

The Company’s business consists of two reportable segments, namely an investment in a Norwegian holding company involved in the oil and gas offshore service industry and a Jakarta, Indonesia based oil and gas exploration and evaluation operating business. Details on a geographical basis for the Company’s non-current assets are as follows:

	30 June	30 June
	2013	2012
Total Non-Current Assets	$	$

Europe	862,375	-
North America	-	114,768
Southeast Asia	9,403	14,414
	871,778	129,182

ADDITIONAL DISCLOSURE

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

Material Contracts & Commitments
During the year, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the audited consolidated financial statements for the year ended June 30, 2013.

Significant Equity Investment in Affiliates
On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy AS, a privately held Norwegian holding company, by issuing 20 million of its common shares having a fair value of $900,000. As the Company has a controlling interest, Visionaire’s accounts are consolidated and the non-controlling interest is recorded in the consolidated statement of financial position. The principal assets of Visionaire are its shareholdings in two separate, privately owned, Norwegian offshore oil and gas service providers. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS. Visionaire maintains significant influence over both assets and accounts for both using the equity method.

The Company considers Visionaire, VTT, and RADA to be its "Affiliates". The Affiliates have operating businesses which are considered to be significant to the operations of the Company. Combined summarized information for the Company’s Affiliates is as follows:

June 30,2013
$
Current assets	3,116,240
Long-term assets	427,931
Total assets	3,544,171

Current liabilities	3,764,124
Long-term liabilities	105,385
Total liabilities	3,869,509
Net liabilities	(325,338)
Proportionate share of net liabilities for the Company	(115,562)
Value of proportionate net liabilities prior to the acquisition by the Company	152,858
Value of investment on acquisition	825,232
Impact of foreign exchange	(153)
Carrying value of investments in the consolidated financial statements	862,375

$
Revenue	825,895
Cost of sales	(133,294)
Gross margin	692,601

Administrative and other expenses	(596,009)
Net income from operations for the period since the acquisition of Visionaire to June 30, 2013	96,592
The Company’s gross share of income for the period since the acquisition of Visionaire to June 30, 2013	37,143
Equity investee’s share of income attributable to non-controlling interest	(18,200)
Net income from equity investees for the period since the acquisition of Visionaire to June 30, 2013	18,943

As of the Report Date, none of the Company’s Affiliates have any contingent issuance of shares that may affect the Company’s proportionate share of income (loss) from such Affiliates.

Related Party Transactions

Details of the transactions and balances between the Company and its related parties are disclosed below.

a)	Transactions with related parties

As at June 30, 2013, $260,925 (2012 - $87,775) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

As at June 30, 2013, there was a loan payable of $27,107 (2012 - $27,926) to an officer of the Company. The note accrues interest at a rate of 10% per annum, is unsecured and is due on September 21, 2013. During the year ended June 30, 2013, interest expense in the amount of $733 (2012 - $2,218) was accrued. The Company’s total repayment amounted to $19,899 during the year ended June 30, 2013, of which $13,123 was applied against the principal balance and $6,776 was applied to interest. The related party advanced a further $18,347 to the Company under the same terms as the original promissory note.

During January 2013, the Company completed a private placement of 2,975,000 units with each unit priced at $0.05 and consisting of one common share and one warrant. A total of 1,500,000 units were issued to the officers of the Company to extinguish debt of $30,000.

b)	Compensation of key management personnel

		For the	For the
		year	year
		ended	ended
		30 June	30 June
	Note	2013	2012
		$	$
Financing fees	(i)	-	113,000
Management and consulting fees		270,000	247,500
Share-based payments expense	(ii) (iii)	26,796	466,028
		296,796	826,528

(i)

On September 21, 2011, the Company amended the terms of certain outstanding share purchase warrants to have a new expiry date of December 31, 2013. The amount attributable to directors and officers of the Company is $113,000 and was recorded on the statement of loss and comprehensive loss as financing fee - warrants.

(ii)

On March 2, 2012, a total of 8,000,000 stock options were granted to directors and officers of the Company with an exercise price of $0.05 and a term expiring on March 31, 2013. The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of comprehensive loss as share-based payment expense during the year ended 30 June 2012.

(iii)

On January 4, 2013, a total of 4,000,000 stock options were granted to directors and officers of the Company and with an exercise price of $0.05 and a term expiring on December 31, 2015. The Company calculated the fair value of these stock options to be $26,795, which has been charged to the statement of comprehensive loss as share-based payment expense during the year ended June 30, 2013.

Investor Relations, Publicity and Promotion

No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above in Highlights of the Past Quarter or in Subsequent Events.

Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

No material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above in Highlights of the Past Quarter or in Subsequent Events.

Critical Accounting Policies and Estimates
The details of the Company’s accounting policies are presented in Note 3 of the Company’s audited consolidated financial statements for the period ended June 30, 2013. The following policies are considered by management to be essential for understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

a)	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if it affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

i)	Share-based compensation

The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate option exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of the options, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original option. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

ii)	Warrant valuation

The Company grants warrants in conjunction with private placements and as compensation for debt financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate warrant exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the warrant is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant, if the warrants were originally issued as compensation. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

Critical Judgments

i)	Promissory notes payable:

The Company, from time to time, may grant convertible instruments as part of its financing and capital raising transactions. A compound financial instrument is a debt security with an embedded conversion option or attached warrants and requires the separate recognition of the liability and equity components. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds is allocated to the conversion option and attached warrants which are recognized in the conversion option reserves and share based payment reserves respectively. This makes assumptions as to the market value of the debt instrument without the conversion feature. A change in the assumptions could result in modifications to the discount rate and could have a material impact on the effective interest rate of the instrument.

ii)

Recovery of deferred tax assets: Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of consolidated financial position as at June 30, 2013.

b)	Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Accounting Policies – Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC. The Standards impacted that are applicable to the Company are as follows:

a)	IFRS 7 Financial Instruments – Disclosure (“IFRS 7”) was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Company is currently evaluating the impact of this standard.

b)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

The standard has no mandatory effective date. The Company is currently evaluating the impact of this standard.

c)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 will superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27,

Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess.

The Company early adopted the standard on July 1, 2012. The adoption of the standard did not have any impact on the Company’s consolidation status.

d)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method.

The Company early adopted the standard on July 1, 2012. The adoption of the standard did not have any impact on the Company.

e)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company early adopted the standard on July 1, 2012. The adoption of the standard did not have any impact on the Company’s financial statements.

f)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The Company is currently evaluating the impact of this standard.

g)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The Company does not have any items that impact OCI and therefore the revisions to IAS 1 did not have any impact on the financial statements of the Company.

Financial Instruments

Categories of financial instruments

	June 30,	June 30,
	2013	2012
	$	$
Financial assets
Loans and receivables
Cash	21,999	152,971
Investments	-	114,769
Receivables	2,333	2,391

	24,332	270,131

	June 30	June 30,
	2013	2012
	$	$
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	431,263	149,206
Loan payable to related party	27,107	27,926
Convertible debt	311,171	269,645

	769,541	446,777

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars and Indonesian Rupiahs. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

			Accounts
			payable and
			accrued
30 June 2013	Cash	Receivables	liabilities
Canadian dollars	$46	$2,333	$(136,030)
Indonesian Rupiah	22	-	-
Norwegian Kroner	6,844	-	(1,711)

			Accounts
			payable and
			accrued
30 June 2012	Cash	Receivables	liabilities
Canadian dollars	$-	$2,436	$(27,450)
Indonesian Rupiah	292	-	-

At June 30, 2013, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase the loss by $12,850.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at June 30, 2013, the Company had a cash balance of $21,999 (June 30, 2012 - $152,971) which is not sufficient to settle current liabilities of $769,541 (June 30, 2012 - $446,777). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

e)	Commodity price risk

Commodity price risk is the risk of possible future changes in the commodity prices. The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended June 30, 2013.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Continental’s general and administrative expenses and exploration and evaluation costs is provided in the Company’s statement of loss and comprehensive loss contained in its consolidated financial statements for the year ended June 30, 2013.

Approval
The Board of Directors of Continental has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee. The Audit Committee has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the audited consolidated financial statements for the year ended June 30, 2013 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. The financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, the realization of reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of oil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil and gas industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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